U. S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB

                   REGISTRATION OF SECURITIES OF SMALL ISSUERS
                               UNDER THE 1934 ACT

                            KENWICK INDUSTRIES, INC.
                 (Name of Small Business Issuer in its Charter)

                  FLORIDA                              65-0596319
                 (State of                           (IRS Employer
               incorporation)                      Identification No.)

                            KENWICK INDUSTRIES, INC.
                      2455 E. SUNRISE BOULEVARD, SUITE 512
                          FT. LAUDERDALE, FLORIDA 33304
                    (Address of Principal Place of Business)

                                 (954) 566-5264
                           (Issuer's Telephone Number)

           SECURITIES TO BE REGISTERED UNDER SECTION 12(g) OF THE ACT

                     Common Stock, par value $0.01 per share
                                (Title of class)

                                TABLE OF CONTENTS

PART I   ......................................................................4

Cautionary Statement Regarding Forward Looking Statements......................4

Item 1   Description of Business...............................................5

Item 2   Management Discussion and Analysis of Financial Condition............11

Item 3   Description of Property..............................................19

Item 4   Security Ownership of Certain Beneficial Owners and Management.......19

Item 5   Directors, Executive Officers, Promoters and Control Persons.........22

Item 7   Certain Relationships and Related Transactions.......................24

Item 8   Description of Securities............................................25

PART II  .....................................................................26

Market for Common Equity and Related Stockholder Matters......................26

Legal Proceedings.............................................................26

Changes in and Disagreements with Accountants on Accounting and
  Financial Disclosure........................................................26

Recent Sales of Unregistered Securities; Use of Proceeds from
  Registered Securities.......................................................27

Indemnification of Directors and Officers.....................................28

PART F/S ...................................................................FS-1

Financial Statements, December 31, 1998.....................................FS-1

Financial Statements, Six Months Ended June 30.............................FS-16

PART III .....................................................................25

Description of Exhibits.......................................................25

                                     PART I

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

THIS DOCUMENT AND THE DOCUMENTS INCORPORATED HEREIN BY REFERENCE CONTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933 AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, CONCERNING OUR FUTURE OPERATIONS. FORWARD-LOOKING STATEMENTS ARE STATEMENTS THAT ESTIMATE THE HAPPENING OF FUTURE EVENTS, ARE NOT BASED ON HISTORICAL FACT AND ARE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. FORWARD-LOOKING STATEMENTS MAY BE IDENTIFIED BY THE USE OF FORWARD-LOOKING TERMINOLOGY SUCH AS "BELIEVES", "INTENDS", "PROJECTS", "FORECASTS", "PREDICTS", "MAY", "WILL", "EXPECTS", "ESTIMATES", "ANTICIPATES", "PROBABLE", "CONTINUE" OR SIMILAR TERMS, VARIATIONS OF THOSE TERMS OR THE NEGATIVE OF THOSE TERMS. THE FORWARD-LOOKING STATEMENTS ARE BASED UPON ASSUMPTIONS OUR MANAGEMENT CONSIDERS REASONABLE. THESE ASSUMPTIONS ARE SUBJECT TO SIGNIFICANT BUSINESS, ECONOMIC AND COMPETITIVE UNCERTAINTIES AND CONTINGENCIES, MANY OF WHICH ARE BEYOND OUR CONTROL. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE CURRENTLY ANTICIPATED DUE TO A NUMBER OF FACTORS. ACCORDINGLY, THERE CAN BE NO ASSURANCE THAT SUCH STATEMENTS, ESTIMATES AND PROJECTIONS WILL BE REALIZED. THE FORECASTS AND ACTUAL RESULTS WILL LIKELY VARY AND THOSE VARIATIONS MAY BE MATERIAL. WE MAKE NO REPRESENTATION OR WARRANTY AS TO THE ACCURACY OR COMPLETENESS OF SUCH STATEMENTS, ESTIMATES OR PROJECTIONS CONTAINED IN THIS PROSPECTUS OR THAT ANY FORECAST CONTAINED IN THIS PROSPECTUS WILL BE ACHIEVED. THESE FORWARD-LOOKING STATEMENTS HAVE BEEN COMPILED AS OF THE DATE OF THIS FORM 10-SB OR THE DATE OF THE DOCUMENTS INCORPORATED HEREIN BY REFERENCE, AS THE CASE MAY BE, AND YOU SHOULD EVALUATE THEM IN LIGHT OF ANY CHANGES OCCURRING AFTER THE DATE OF THIS DOCUMENT OR THE DOCUMENTS INCORPORATED HEREIN BY REFERENCE IN WHICH SUCH FORWARD-LOOKING STATEMENTS APPEAR.

WE DO NOT INTEND TO UPDATE THESE FORWARD-LOOKING STATEMENTS AND CANNOT GIVE YOU ANY ASSURANCE THAT ANY OF THE ASSUMPTIONS RELATING TO THE FORWARD-LOOKING STATEMENTS WILL PROVE TO BE ACCURATE.

ITEM 1 DESCRIPTION OF BUSINESS

Kenwick Industries, Inc. ("Kenwick" or the "Company") is a corporation organized under the laws of the State of Florida as Kenwick Inc., effective July 7, 1995. In July, 1998, the Company's name was changed to Kenwick Industries, Inc.

The Company's address is 2455 E. Sunrise Boulevard, Suite 512, Ft. Lauderdale, Florida 33304. Its telephone number is (954) 566-5264.

Kenwick has been doing business as American Video Language Institute since 1995 when the Company acquired certain assets and the rights to license certain intellectual property from American Video Language Institute, Inc. In August, 1998 the Company acquired Automax USA, Inc., a Florida corporation, and its subsidiaries Automax International, Inc. and Automax USA Finance, Inc., through the exchange of stock.

Kenwick owns 80% of the common stock of Sphere Advertising, Inc., a Florida corporation, incorporated on August 21, 1998 to perform advertising for American Video Language Institute. This corporation is currently inactive.

American Video Language Institute

American Video Language Institute (AVLI) markets video learning systems that teach English. AVLI's products include specialty courses that teach basic English, business English terminology and children's English lessons.

AVLI specializes in videos because:

o     Most of its present potential customers have video viewing equipment.
o Videos allow the learner to hear, see, and interact with the lessons, strengthening both learning and retention.
o The student can replay the instructions as often as needed and at a time and place convenient to the student.
o     Cost of lessons are reasonable and affordable.

In the past, AVLI's primary target customers were immigrants settling in the United States, institutions, such as libraries, schools, government agencies, and special-interest groups and interested parties outside the United States.

Most of AVLI's business was derived from immigrant groups coming from China, Korea, Vietnam and Latin America. AVLI advertised in foreign language media, employed total market personal spoke required foreign languages and accommodating customers orders from its own premises. Due to the weak economy in Asian countries and changes in the educational background of the AVLI's market, a study was conducted which indicated that the re-evaluation of its marketing approach be made. There is increasing worldwide demand for the ability to speak English due to the growth of the computer industry combined with the growth of the Internet. Therefore, AVLI has moved to new advertising and marketing to help attain a healthy future expansion.

AVLI has formulated two projects utilizing the Internet. Project 1 would offer the Company's products via the Internet with presentations in foreign languages geared to reach overseas individuals desiring to learn to speak English. This project can be implemented in the short to intermediate term because significant technical development and considerable financing are not required. However, there is advertising expense associated with publicizing the website and acquiring the personnel to respond the native language of the person making the inquiry. AVLI is in the process of discussing with Internet companies specializing in foreign language websites the formation of strategic alliances in the marketing of the courses. Gross sales of $1 million are projected at the end of twelve month period following the activation of the appropriate websites. This projected sales volume would yield profits of $100,000. In the subsequent 12 month period, the Company projects gross sales of approximately $2 million and a profit of $400,000.

Project 2 would establish courses on a website in the United States that could be accessed worldwide for a fee to obtain distance learning programs in English speech. This educational website would be suitable for those in the United States and abroad who wish to learn English. Its distance learning programs would also be suitable for use by various institutions. The website would include chat rooms, related merchandise offerings and future support. The technical development associated with Project 2 would take approximately one year after securing the necessary technical support. This support would come from a technical company which would enter into an alliance with AVLI and would bear the development expense. In the 12 month period subsequent to the development period, gross sales of approximately $478,000 are projected. Due to start-up expenses, the Company estimates a loss of approximately $520,000 associated with this project. In the subsequent 12 month period, the Company projects gross sales of approximately $4.8 million and a profit of $2.7 million.

AVLI already has quality proprietary video properties necessary to present a full program. Meetings with interested companies are in progress to obtain the appropriate entity for collaboration to supply the technical and financial ingredients so that the program to be put into effect.

In order to implement these projects the Company is seeking joint venture partners or strategic alliances with established companies with the required technical knowledge and facilities. There is no assurance that the necessary partners can be found and that the financial projections for these projects can be met.

There is significant competition in teaching English as a second language. There are public and private schools, publishers of printed lessons and producers of audio, video and CD instruction.

Competition from video lessons similar to the Company's products is very fragmented. However, there is one high profile competitor, Ingles Sin Barreres, which specializes in teaching English to Spanish-speaking people only. This competitor does not have an assortment of products similar to AVLI and its pricing is substantially higher. Nevertheless, it has established itself utilizing an advertising budget far exceeding the capabilities of AVLI.

Management believes that its AVLI products are competitively superior in three areas: quality of products, range of products, and application to various language groups. AVLI's basic English package, Speak to Me, and business terminology package, Business Express, have been awarded ABC Clio four star ratings by the Video Rating Guide for Libraries. The entire range of a the AVLI products are used by schools and libraries throughout the United States. AVLI offers a broader range of specialized courses than many of its competitors. Also, the Company offers courses of to speakers of Chinese, Vietnamese, Korean, Spanish, Portuguese, Russia, and German.

AVLI is positioning itself to take advantage of the expansion of the Internet in Asia, South America, and Europe and the growing demand for learning English. Its marketing strategy is to work with a partner who has the ability to present AVLI programs in Projects 1 and 2, described above, and to conduct an effective advertising program in various countries to draw attention to the benefits of AVLI's programs.

AVLI's marketing will be focused on individuals desiring to learn English, business organizations that will subscribe for employees, for instance, schools, distance learning programs and government agencies.

AVLI has rights in the United States to the following intellectual property:

Trademarks-

1. Speak To Me(TM), U.S. Trademark Reg. No. 1,628,078, registered December 18, 1990

2. Business Express(R), U.S. Trademark Application No. 74/611,814, filed December 16, 1994

Trade name-

      American Video Language Institute

Copyrights-

1.    Speak To Me, Set One, Registration No. Pa 1 367 423

2.    Speak To Me, Set Two, Registration No. Pa 450 383

3.    Speak To Me, Set Three, Registration No. Pa 465 656

4.    Speak To Me Set Survival Vocabulary, Registration No. Pa 523 549

5.    English Pronunciation & Vocabulary Course On Video, Registration No. Pa
      383 641

6.    AVLI English Course, Registration No. Pa 712 822

The Company has rights to sell its licensed products exclusively in within the United States and on a nonexclusive basis anywhere in the world with the exception of Austria, Germany and Switzerland. AVLI has an option to exclusive distribution rights in Mexico and Canada.

AVLI owns or has licensed, from Philips Consumer Electronics in the Netherlands and from Integrated English International, Inc. in the United States, the following intellectual property:

1. Integrated English - a videotape program which also utilizes audio tapes and voice monitor to refine pronunciation.

2. International Business - a business language course that deals with global businesses such as exporting, importing and international finance and banking.

3. Blip and Blab - a course developed to teach children how to speak English which combines teaching with entertainment to maintain the child's interest.

AVLI's business, products and properties are not subject to federal state or local regulation.

Automax, USA

Automax operates two stores in South Florida that sell used cars. Automax retails 4 to 10 year old cars which are divided into four groups: (1) foreign cars under 100,000 miles; (2) American cars under 90,000 miles; (3) vans, trucks and sport utility vehicles; and (4) high mileage specialty cars. Automax also wholesales used cars which do not fit into these four categories.

Through its finance companies subsidiary, Automax USA Finance, Inc., Automax provides financing for its customers ("self financed") by originating retail automobile installment sales contracts secured by the cars it sells. Automax's customers typically have limited credit histories, low income and/or past credit problems. Automax intends to expand primarily by opening additional used car stores in Florida and extending its operations to other areas of the southeastern United States.

Automax believes the quality and reliability of its cars (1) reduce the probability of product failure (which Management believes is the leading cause of defaults on finance contracts in Automax's industry), (2) reduce losses on Automax's repossession of cars, and (3) define the Automax brand. Due to the quality and reliability of its cars, Automax is able to provide a 24 month/24,000 mile self funded service contract to its customers. The Company's sells used cars in its retail stores for an average price of approximately $8,000.

Automax intends to become the leading self financed retailer of used vehicles in the southeastern United States by capitalizing on its operating strengths and executing the growth strategy described below.

We believe that product failure is a leading cause of defaults on finance contracts in the self financed used car industry. Generally, Automax's cars are models having good or superior reputation for quality and reliability. All Automax retail vehicles undergo a comprehensive 110 points inspection, reconditioning, and, as necessary, repair at our mechanical affiliates, or our own facilities. Due to the quality, and reliability, condition and age of Automax's cars, we are able to provide a self funded 24 month/24,000 mile service contract to our customers. Self funded repairs require Automax's customers to visit Automax's preferred repair shops, and allow Automax to evaluate the condition, road worthiness, and mechanical reliability of its cars from time to time. As part of our contract, we encourage oil changes every 3,000 miles and performs them for free. This gives Automax the opportunity to evaluate the condition of every vehicle and keep the vehicle powertrain in road worthy condition.

Automax separates the credit approval process from the sales process. Credit review approvals conducted by experienced finance personnel at Automax's headquarters. The credit underwriting process strictly adheres to objective underwriting standards. This results in improved collection experience. Automax regularly reviews its collection results to assess the effectiveness of its underwriting standards.

Automax diligently and proactively pursues collection of its finance receivables or maintaining a professional, customer friendly atmosphere. Automax generally begins repossession procedures when a customer is two payments past due. We believe that one of the reasons Automax generally experiences lower losses on defaults than our competitors because we act quickly to repossess our cars when defaults occur. This, in turn, helps assure that repossessed cars are in better condition than they would be otherwise.

In order to become the leading self financed retailer of used cars in southeastern United States, Automax intends to open additional stores in both the geographic markets where it currently operates and in new markets. The choice of locations is based upon the presence of suitable customers. Automax's criteria for opening additional used car stores in existing markets include sufficient projected incremental sales volume, reconditioning capacity, geographic media coverage and market share. We believe significant expansion opportunities satisfying these criteria are available within its existing markets. Automax's criteria for opening used car stores in new markets include the adequacy of radio and television coverage, demographic makeup of the market, availability of qualified managers, access to an adequate supply quality used cars and availability of appropriate store locations.

The automobile industry in southern Florida, as well as the Southeast generally, has consolidated due to the tightening of credit to sub-prime dealers/customers.

Automax draws customers from Miami to Port St. Lucie. There is little competition in this geographic area for the vehicles sold by Automax. Competition in Automax's market is based pricing and condition of the vehicles sold. Reputation and customer service are also important factors. We have many repeat customers and a good reputation in our geographic area. We sell cars at 100 percent markup, including warranties.

Automax uses TV, radio, newspaper and trade publications to advertise its vehicles. It also uses direct marketing voice mail and caller ID to accept responses to Automax ads. Every call is recorded and returned. Customers are encouraged to visit Automax locations. Other car dealerships are solicited and their salesmen paid a commission should they refer a customer that purchased an Automax vehicle.

Automax is regulated by the Florida Department of Motor Vehicles.

ITEM 2 MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

The following discussion and analysis of the Company's consolidated financial position and consolidated results of operations should be read in conjunction with the Company's Selected Consolidated Financial Information included and the Consolidated Financial Statements and related Notes thereto included herein.

FORWARD LOOKING STATEMENTS

THIS DISCUSSION AND ANALYSIS AND THE DOCUMENTS INCORPORATED HEREIN BY REFERENCE, INCLUDING THE FINANCIAL STATEMENTS, CONTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933 AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, CONCERNING OUR FUTURE OPERATIONS. FORWARD-LOOKING STATEMENTS ARE STATEMENTS THAT ESTIMATE THE HAPPENING OF FUTURE EVENTS, ARE NOT BASED ON HISTORICAL FACT AND ARE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. FORWARD-LOOKING STATEMENTS MAY BE IDENTIFIED BY THE USE OF FORWARD-LOOKING TERMINOLOGY SUCH AS "BELIEVES", "INTENDS", "PROJECTS", "FORECASTS", "PREDICTS", "MAY", "WILL", "EXPECTS", "ESTIMATES", "ANTICIPATES", "PROBABLE", "CONTINUE" OR SIMILAR TERMS, VARIATIONS OF THOSE TERMS OR THE NEGATIVE OF THOSE TERMS. THE FORWARD-LOOKING STATEMENTS ARE BASED UPON ASSUMPTIONS OUR MANAGEMENT CONSIDERS REASONABLE. THESE ASSUMPTIONS ARE SUBJECT TO SIGNIFICANT BUSINESS, ECONOMIC AND COMPETITIVE UNCERTAINTIES AND CONTINGENCIES, MANY OF WHICH ARE BEYOND OUR CONTROL. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE CURRENTLY ANTICIPATED DUE TO A NUMBER OF FACTORS. ACCORDINGLY, THERE CAN BE NO ASSURANCE THAT SUCH STATEMENTS, ESTIMATES AND PROJECTIONS WILL BE REALIZED. THE FORECASTS AND ACTUAL RESULTS WILL LIKELY VARY AND THOSE VARIATIONS MAY BE MATERIAL. WE MAKE NO REPRESENTATION OR WARRANTY AS TO THE ACCURACY OR COMPLETENESS OF SUCH STATEMENTS, ESTIMATES OR PROJECTIONS CONTAINED IN THIS DISCUSSION AND ANALYSIS OR THAT ANY FORECAST CONTAINED IN THIS DISCUSSION AND ANALYSIS WILL BE ACHIEVED. THESE FORWARD-LOOKING STATEMENTS HAVE BEEN COMPILED AS OF THE DATE OF THIS FORM 10-SB OR THE DATE OF THE DOCUMENTS INCORPORATED HEREIN BY REFERENCE, AS THE CASE MAY BE, AND YOU SHOULD EVALUATE THEM IN LIGHT OF ANY CHANGES OCCURRING AFTER THE DATE OF THIS FORM 10-SB OR THE DOCUMENTS INCORPORATED HEREIN BY REFERENCE IN WHICH SUCH FORWARD-LOOKING STATEMENTS APPEAR.

RESULTS OF OPERATIONS

The Company operates in two business segments:

In August 1995, upon organization, the Company acquired the assets of American Video Language Institute, Inc. These assets consisted of the trade name, trademarks and copyrights needed to produce English language courses. The cost of the acquisition was $725,000, which exceeded the fair value of the net tangible assets acquired by $655,000.

In August 1998, the Company acquired all of the issued and outstanding shares of the common stock of Automax USA, Inc., Automax International, Inc. and Automax USA Finance, Inc. (collectively referred to as "Automax") in exchange for 1,000,000 shares of Kenwick's common stock. This acquisition is being accounted for by the pooling-of-interest method. Our financial statements have been restated to reflect the acquisition.

Automax is a Florida corporation organized in 1997, and is engaged in the business of buying, selling and financing used cars in West Palm Beach, Florida.

COMPARISON OF UNAUDITED YEAR ENDED DECEMBER 31, 1997 TO YEAR ENDED DECEMBER 31, 1998.

The following table sets forth revenues and expenses in aggregate dollars and as a percentage of net sales for the Company for the years ended December 31, 1997 and 1998. As a result of the Automax acquisition discussed above, and differences in the unaudited results for the year ended December 31, 1997 and the audited results of the year ended December 31, 1998, the results of operations for the year ended December 31, 1998 are not comparable to those for the year ended December 31, 1997.

                                                   For the years ended December 31,
                                            ---------------------------------------------
                                                    1998               Unaudited 1997
                                            --------------------   ----------------------
Net Sales                                   $ 3,953,759   100.0%   $ 2,111,736    100.0%
Cost of Goods Sold                            2,407,599    60.9%     1,209,583     57.3%
Interest Income                                 315,033     8.0%         7,311      0.3%
General and Administrative Expenses           1,267,188    32.1%     1,226,289     58.1%
Impairment loss                                 405,000    10.2%                     --
Income (loss) before Income Tax                 189,005     4.8%      (316,825)   (15.0)%
Net income (loss)                           $    49,505     1.3%   $  (316,825)   (15.0)%
                                            ====================   ======================

The differences discussed below between the year ended December 31, 1997 and the year ended December 31, 1998 are primarily attributable to the acquisition of Automax in 1998, with the exception of the Impairment Loss.

NET SALES. The Company's revenues increased approximately $1.8 million, or 86%, from $2.1 million for the year ended December 31, 1997, to $3.9 million for the year ended December 31, 1998.

COSTS. Costs of goods sold were $2.4 million for the year ended December 31, 1998 compared to $1.2 million during the same period in 1997, representing an increase of $1.2 million, or 100%.

INTEREST INCOME. Interest income increased from approximately $7,300 for the year ended December 31, 1997 to $315,000 for the year end December 31, 1998, an increase of 42 times.

IMPAIRMENT LOSS. During 1998, the Company had significant losses from its AVLI operations resulting in limited cash flow and was unable to market its video courses. Management reviewed its intangible assets for impairment based on assessments of future operations and recorded an impairment loss of $405,000.

GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses (including depreciation and amortization), increased approximately $40,900, or 3.3%, for the year ended December 31, 1998 compared to 1997.

LIQUIDITY AND CAPITAL RESOURCES

The following table sets forth the major components of the increase in the cash and cash equivalents of the combined predecessor companies:

                                              For the year ended December 31,
                                              -------------------------------
                                                  1998        Unaudited 1997
                                              --------------  --------------
Net cash (used in) operating activities         (1,635,220)     (1,081,337)
Net cash (used) by investing activities            (27,554)        (25,608)
Net cash provided in financing activities        1,654,060       1,103,152
Net (decrease) in cash                              (8,714)         (3,793)

The Company requires capital to support increases in finance receivables, inventories, property and equipment, and working capital for general corporate purposes. Funding sources available to the Company include operating cash flow, related party borrowing, third party investors, financial institution borrowing and borrowing against finance receivables.

Net cash flows used in operating activities were approximately $1.1 million and $1.6 million during 1997 and 1998, respectively. Cash used in operating activities in 1997 can be primarily attributed about $317,000 in net operating losses, an increase of $628,000 in accounts receivable, and an increase of $494,000 in inventory. Cash used in operating activities in 1998 can be primarily attributed to an increase of over $1.6 million in accounts receivable and an increase of about $552,000 in inventory. Additionally, during 1998, the Company had significant losses from its AVLI operations resulting in limited cash flow and was unable to market its video courses. Management reviewed its intangible assets for impairment based on assessments of future operations and recorded an impairment loss of $405,000.

Cash used in investing activities was approximately $25,000 and $28,000 during 1997 and 1998, respectively. The 1997 and 1998 amounts reflect the acquisition of property and equipment.

Cash provided by financing activities was approximately $1.1 million and $1.7 million during 1997 and 1998, respectively. In 1997, over $1 million was raised through increases in related party loans and over $78,000 was raised by the sale of common stock. This was offset by an approximate $53,000 principal reduction on notes payable. In 1998, $400,000 was raised through the sale of debenture bonds, over $861,000 was raised through increases in related party loans and over $410,000 was raised by the sale of common stock. This was offset by an approximate $18,000 principal reduction on notes payable.

The activities described above resulted in net decrease in cash of $8,714 in 1998 and $3,793 in 1997.

COMPARISON OF SIX MONTHS ENDED JUNE 30, 1998 TO SIX MONTHS ENDED JUNE 30, 1999.

The following table sets forth revenues and expenses in aggregate dollars and as a percentage of net sales for the Company for the six months ended June 30, 1998 and 1999. As a result of the Automax acquisition discussed above, the results of operations for the six months ended June 30, 1998 are not comparable to those for the six months ended June 30, 1999.

                                                     For the six months ended June 30,
                                         -----------------------------------------------------
                                              Unaudited 1998                Unaudited 1999
                                         ------------------------     ------------------------
Net Sales                                $ 1,974,294       100.0%     $ 3,186,079       100.0%
Cost of Goods Sold                         1,203,797        61.0%       1,943,508        61.0%
Interest Income                              156,958         8.0%         535,914        16.8%
General and Administrative Expenses          583,491        29.6%       1,081,929        34.0%
Income before Income Tax                     343,964        17.4%         696,556        21.9%
Net income                               $   186,886         9.5%     $   328,805        10.3%
                                         ========================     ========================

NET SALES. The Company's revenues increased approximately $1.2 million, or 60% from approximate $2.0 million for the six months ended June 30, 1998, to $3.2 million for the six months ended June 30, 1999.

COSTS. Costs of goods sold were $1.9 million for the six months ended June 30, 1999 compared to $1.2 million during the same period in 1998, representing an increase of $0.7 million, or 58%.

INTEREST INCOME. Interest income increased from approximately $157,000 for the six months ended June 30, 1998 to $536,000 for the six months ended June 30, 1999, an increase of almost 2.5 times.

GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses (including depreciation and amortization), approximately doubled from approximately $583,000 for the six months ended June 30, 1998 to about $1.1 million for the six months ended June 30, 1999.

LIQUIDITY AND CAPITAL RESOURCES

The following table sets forth the major components of the increase in the cash and cash equivalents of the combined predecessor companies:

                                                    For the six months ended June 30,
                                                ---------------------------------------
                                                  Unaudited 1998        Unaudited 1999
                                                ------------------    -----------------
Net cash (used in) operating activities             (1,155,362)            (192,597)
Net cash (used) by investing activities                 (3,710)             (13,092)
Net cash provided in financing activities            1,260,584              206,383
Net increase (decrease) in cash                        101,512                  694

Net cash flows used in operating activities were approximately $1.2 million and $200,000 during the six months ended June 30, 1998 and 1999, respectively. Cash used in operating activities during the six months ended June 30, 1998 can be primarily attributed about $206,000 in net operating income, an increase of $1.3 million in accounts receivable, an increase of $295,000 in inventory, a decrease of $207,000 in accounts payable, and an increase of $97,000 in accrued liabilities. Cash used in operating activities in the six months ended June 30, 1999 can be primarily attributed to about $418,000 in net operating income, an increase of over $1.3 million in accounts receivable, an increase of $192,000 in inventory, an increase of $467,000 in accounts payable, and an increase of $200,000 in accrued liabilities.

Cash used in investing activities was approximately $4,000 and $13,000 during the six months ended June 30, 1998 and 1999, respectively. The 1998 and 1999 amounts reflect the acquisition of property and equipment.

Cash provided by financing activities was approximately $1.3 million and $206,000 during the six months ended June 30, 1998 and 1999, respectively. During the six months ended June 30, 1998, over $1 million was raised through increases in related party loans and over $270,000 was raised by the sale of common stock. During the six months ended June 30, 1999, over $126,000 was raised through increases in related party loans and over $127,000 was raised by the sale of convertible debentures.

The activities described above resulted in net increase in cash of $102,000 and $694 for the six month period ended June 30, 1998 and 1999, respectively.

OPERATIONAL CHANGES.

American Video Language Institute

AVLI has not produced sufficient revenues in the past two fiscal years to cover expenses. Therefore, the Company has undertaken a complete reassessment of marketing techniques, advertising expenditures and personnel. Substantial changes in this division are now underway.

The prime target customers for our English Speech Videos were immigrants to the United States from the Pacific Rim, Latin America and Eastern Europe. In the past the Company invested in continuous advertising in foreign language media in an attempt to develop consumer recognition and attention. This program was supported by foreign speaking telemarketers to respond to questions from prospective customers and to finalize orders.

Changes in the market, due in part to a more English proficient immigrant, paired with the support of foreign communities within the United States have reduced the traditional target market. Furthermore, substantially increased marketing by competitors aimed at the Spanish speaking market, a still viable market, has caused the Company to reconsider its marketing strategies and goals and to undertake major changes.

There is still a worldwide need for proficiency in the English language. With the growth of the Internet, the need may even be greater now than ever before. With this in mind, the Company has formulated a strategy to utilize the Internet as an effective vehicle for selling and transmitting educational properties such as those owned by the Company.

The Company is now in the development phase of forming alliances with companies currently active in the sale of language and educational properties through the Internet. We are negotiating with several companies who have both established Internet presence and consumer interest. Our programs can be effectively integrated with the offerings of these companies at no cost to the Company. AVLI can offer not only its educational properties but can offer its proven ability to produce and ship its quality, award-winning programs to consumers. The Company's knowledge of the market and its experience with foreign consumers is an added incentive for Internet companies to form an alliance with AVLI. Progress has been made with interested parties and AVLI is optimistic that it will finalize an agreement shortly which should turn this division into a profitable one. However, there can be no assurance that negotiations will be concluded successfully.

While attempting to form our new alliances and Internet sales programs, AVLI has made the following changes in an attempt to reduce overhead and to channel the corporate energies toward the ultimate goal of Internet inclusion.

      1.    Personnel were reduced from 9 to 3 people.
      2.    Advertising has been cancelled.
      3. Telemarketing has ceased, thus, substantially reducing phone expenses.
      4. Since space requirements have diminished, the Company is now seeking to reduce the size of its corporate headquarters.

With the focus on establishing strategic alliances to sell its educational properties and the cost cutting outlined above, AVLI hopes to improve revenues and profits in near future when the alliances are established.

Automax

Automax was established in the first quarter of 1997 by Andrea Parkoff, who purchased the assets of Exim Motorworks, a company involved in mechanical repairs, body works and the sales of used vehicles. Automax was acquired by Kenwick in August 1998 for one million (1,000,000) shares of Common Stock. Automax has two locations in West Palm Beach, Florida.

The Company's vehicles undergo thorough inspection, reconditioning and, as necessary, repair. Through our finance company subsidiary, we provide financing for our customers by originating retail automobile installment sales contracts secured by the cars we sell. Revenues from Automax include the sales of used vehicles, automotive repairs, bodywork and automobile financing. We believe that the quality and reliability of the Company's cars reduce the probability of product failure which industry analysts believe is traditionally the leading cause of defaults on finance contracts.

The market for the sale of the Company's vehicles, although general in nature, targets customers who are "high risk" borrowers. Since the majority of all sales are financed directly by Automax, the price of each vehicle, and the interest rate charged for financing, reflect the risks inherent in selling to this market. The sale price must take into consideration the possibility of repossession and consequent reconditioning.

The Company benefits from repossessing vehicles. The original purchaser forfeits the down payment and any weekly payments received and the sales price of the vehicle reverts to its original sales price. Even taking into account any necessary reconditioning, repairs, and repossession costs, the Company realizes additional significant revenues on all repossessions. Given the customer base, we closely track current information on each of its finance customers, including employment and residence, in the event that repossession becomes necessary. Additionally, unlike traditional finance contracts, payments are demanded on a weekly, rather than monthly, basis so that any payment defaults can be dealt with more swiftly than with traditional contracts and can thereby minimize its loss exposure. We take aggressive action if the customer fails to continue making payments.

All monies received from sales and financing, after overhead and expenses are paid, are invested in the purchase of additional vehicles. Since the Company internally finances the majority of its receivables, in order to effect growth, the Company must seek outside financing. To date Automax has been unable to secure such financing. The parent company, Kenwick Industries, Inc., has loaned Automax funds to purchase new inventory. In the future, additional monies from Kenwick might not be available.

The used car industry in which the Automax competes is highly fragmented and very competitive. Although most other retailers face increased competition from automobile consolidators such as CarMax and AutoNation USA, as well as the marketing of used vehicles on the Internet, Automax does not market to the same consumer. Unlike Automax, these retailers focus on the consumer who can readily qualify for conventional financing. The primary focus of the Company's marketing strategy for its used cars is its ability to finance consumers with poor credit histories. However, given the target consumer of Automax, as long as we can provide financing to poor credit consumers, Automax's sales potential appears to be good.

The Company offers financing to its customers who purchase used cars at its used car locations. Automax does not give any loans to persons who are not customers. The Company has established a policy not to acquire third party originated finance contracts. It provides financing only for its own customers, thereby relying on its own underwriting standards and not those of a third party. The Company finances approximately 95% of the used car sales through finance contracts that the Company originates and services.

ITEM 3 DESCRIPTION OF PROPERTY

In April 1997, Kenwick entered into a five-year lease, for the term June, 1997 through May, 2002, for 1990 square feet of office space at 2455 East Sunrise Boulevard, Fort Lauderdale Florida. The base rent for the first year was $2,611.88 per month and increases to $3,056.11 per month in the fifth year. The lease is guaranteed by Kenneth Wulwick and Sheldon Glickman, both officers and directors of the Company, and Jerold Nabridge, husband of Margaret Nabridge, an officer and director of the Company.

In August 1999, Andrea Parkoff, the former owner of Automax USA and Michael Parkoff, her husband entered into a three-year lease, for the term August, 1999 through July, 2002, for the premises located at 216 North Military Trail, West Palm Beach, Florida, at a base rent of $8,000 per month. This premise was sublet to Automax on the same date.

In January 1998, Automax USA entered into a five-year lease, for the term January 20, 1998 through January 19, 2003, for the premises located at 813 North Military Trail, West Palm Beach, Florida, at a base rent of $10,000 per month.

ITEM 4 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following tables set forth certain information regarding the beneficial ownership of the Company's Common Stock as of October 21, 1999 by (i) each person or entity known to the Company to own beneficially five percent or more of the Company's Common Stock, (ii) each of the Company's directors, and (iii) the Company's executives.

Security Ownership of Certain Beneficial Owners

                 Name and Address of       Amount and Nature
Title of Class   Beneficial Owner (1)     of Beneficial Owner   Percent of Class

Common Stock     Sheldon Glickman            741,429 (2) (3)         13.75

Common Stock     Margaret Nabridge           762,429 (3) (4)         14.45

Common Stock     Roy Meadow
                 207 Jasmine Lane            930,550 (5)             16.37
                 Longwood, FL 32779

Common Stock     Andrea Parkoff
                 7101 Lyons Head Rd.       1,000,000                 17.60
                 Boca Raton, FL 33493

Common Stock     Ronnie S. Wulwick         1,029,471 (6) (7)         16.36
                 8781 SW 8th St.
                 Plantation, FL 33324

(1) The address of all persons who are executive officers or directors of the Company is in care of the Company, 2455 E. Sunrise Boulevard, Suite 512, Ft. Lauderdale, Florida 33304.

(2) Sheldon Glickman is an officer and director of the Company. Of this total number, Stephanie Jill Cohen, a daughter of Sheldon Glickman owns 10,000 shares; Michelle Engel, a daughter of Sheldon Glickman owns 10,000 shares; Marla Jean Glickman, a daughter of Sheldon Glickman owns 25,000 shares; and Monica Glickman Haber, a daughter of Sheldon Glickman owns 10,000 shares and 5,000 shares as custodian.

(3) Does not include options to purchase 200,000 shares of Common Stock at $0.4375 per share which are exercisable in three equal installments commencing July 15, 1997, January 15, 1998 and July 15, 1998, respectively, until March 31, 2002.

(4) Margaret Nabridge is an officer and director of the Company. Of this total number, Brett Nabridge, a son of Margaret Nabridge, owns 6,000 shares; Caren Fersten Nabridge, the daughter-in-law of Margaret Nabridge, owns 23,000 shares; Elyssa Nabridge, the daughter of Margaret Nabridge, owns 10,000 shares; Jerold Nabridge, the husband of Margaret Nabridge, owns 8,000 shares; and Robert Nabridge, a son of Margaret Nabridge, owns 10,000 shares.

(5) Of this number, affiliates of Roy Meadows own the following shares:
Alexander Grant Asset Management, Inc. 10,200 shares; Corporate Service Providers, Inc., 100,000 shares; Crystal Management Group, Inc., 7,000 shares; grant Douglas Publishing , Inc., 101,300 shares; Harding Investment Fund, Inc., 11,400 shares; Linda C. Meadows IRA, 44,200 shares; James Stockwell

Capital, Inc., 179,400 shares; Roy Meadows IRA, 40,000 shares; and Stockbroker Relations, Inc., 350,400 shares.

(6) Ronnie S. Wulwick is the wife of Kenneth S. Wulwick, an officer and director of the Company. Of this total number, Norman Wulwick, the uncle of Ronnie S. Wulwick, owns 100 shares, and Samuel Wulwick, the father-in-law of Ronnie S. Wulwick, owns 1,000 shares.

(7) Does not include options granted to Kenneth S. Wulwick to purchase 200,000 shares of Common Stock at $0.4375 per share which are exercisable in three equal installments commencing July 15, 1997, January 15, 1998 and July 15, 1998, respectively, until March 31, 2002.

Security Ownership of Management

                 Name and Address of       Amount and Nature
Title of Class   Beneficial Owner (1)     of Beneficial Owner   Percent of Class

Common Stock     Sheldon Glickman            741,429 (2) (3)          14.02

Common Stock     Margaret Nabridge           762,429 (3) (4)          14.42

Common Stock     Kenneth S. Wulwick        1,029,471 (5) (6)          19.47

(1) The address of all persons who are executive officers or directors of the Company is care of the Company, 2455 E. Sunrise Boulevard, Suite 512, Ft. Lauderdale, Florida 33304.

(2) Sheldon Glickman is an officer and director of the Company. Of this total number, Stephanie Jill Cohen, a daughter of Sheldon Glickman owns 10,000 shares; Michelle Engel, a daughter of Sheldon Glickman owns 10,000 shares; Marla Jean Glickman, a daughter of Sheldon Glickman owns 25,000 shares; and Monica Glickman Haber, a daughter of Sheldon Glickman owns 10,000 shares and 5,000 shares as custodian.

(3) Does not include options to purchase 200,000 shares of Common Stock at $0.4375 per share which are exercisable in three equal installments commencing July 15, 1997, January 15, 1998 and July 15, 1998, respectively, until March 31, 2002.

(4) Margaret Nabridge is an officer and director of the Company. Of this total number, Brett Nabridge, a son of Margaret Nabridge, owns 6,000 shares; Caren Fersten Nabridge, the daughter-in-law of Margaret Nabridge, owns 23,000 shares; Elyssa Nabridge, the daughter of Margaret Nabridge, owns 10,000 shares; Jerold Nabridge, the husband of Margaret Nabridge, owns 8,000 shares; and Robert Nabridge, a son of Margaret Nabridge, owns 10,000 shares.

(5) Kenneth S. Wulwick is an officer and director of the Company. Mr. Wulwick owns none of the securities shown. Of this total number, Ronnie S. Wulwick, the wife of Kenneth S.

Wulwick, an officer and director of the Company owns 1,028,371 shares, Norman Wulwick, the uncle of Ronnie S. Wulwick, owns 100 shares, and Samuel Wulwick, the father-in-law of Ronnie S. Wulwick, owns 1,000 shares.

(6) Does not include options granted to Kenneth S. Wulwick to purchase 200,000 shares of Common Stock at $0.4375 per share which are exercisable in three equal installments commencing July 15, 1997, January 15, 1998 and July 15, 1998, respectively, until March 31, 2002.

ITEM 5 DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The following sets forth information, as of September 30, 1999, concerning the Company's directors and executive officers:

     Name             Age                Position                            Since
Kenneth S. Wulwick    53     Chief Executive Officer, President and       July, 1995
                             Director

Sheldon Glickman      66     Senior Vice President, Sales and Marketing   July, 1996
                             and Director

Margaret Nabridge     54     Senior Vice President, Planning, Secretary   July, 1996
                             and Director

Kenneth S. Wulwick serves as Chief Executive Officer of the Company, President and a Director since its inception in July, 1995. Mr. Wulwick graduated from C.
W. Post College in New York in 1969 with a Bachelor of Science degree in marketing. From 1975 through 1995 Mr. Wulwick served as Executive Vice President in charge of hard lines for Playtogs Factory Outlet, an independent discount store selling a complete variety of consumer goods. Mr. Wulwick was responsible for merchandising and procurement of hard goods sold in his retail outlet, control of inventory and advertising. From September 1969 through 1975 Mr. Wulwick was the resident buyer for a buying syndicate involved in electronics industry.

Sheldon Glickman serves as Senior Vice President in charge of Sales and Marketing and a Director of the Company. Mr. Glickman graduated from City College of New York, Bernard Baruch campus with a Bachelor of Business Administration degree with a major in international trade in 1955. Mr. Glickman has at least 40 years experience in merchandising and sales with extensive background in domestic and international trade. From 1995 to present, Mr. Glickman served as President and Chief Executive Officer of In Focus International, Inc., a company involved in international trade and development of furniture products of foreign origin for sale within the United States. From 1992 to 1995, Mr. Glickman served as Chief Executive Officer of Pricerite Stores, a Hong Kong retail chain. From 1989 to 1992, Mr. Glickman served as

President of the Sheldon Glickman Company. The company specialized in sales to large United States retailers of goods.

Margaret Nabridge serves as Senior Vice President of Planning, Secretary, and a Director of the Company. From 1988 to 1996, Ms. Nabridge was Chief Executive Officer of Abstractions II Inc., a national interior design firm specializing in both commercial and residential installations with particular emphasis on the design needs of the health care industry. She currently divides her time 70% to Kenwick and 30% to Abstractions II. From 1994 through 1996, Ms. Nabridge served as a consultant to Laser Vision of America, Inc. a corporation serving the ophthalmic medical community with mobile laser units throughout North Carolina. Ms. Nabridge developed the concept of providing the advanced ophthalmic lasers on a mobile, cost per use, basis to physicians. From 1974 to 1980, Ms. Nabridge was the Chief Executive Officer of Miami Medical Pavilion, North Shore Medical Pavilion and Deerfield Medical Pavilion where she built, designed, purchased and staffed each of the facilities, oversaw and directed a large staff of auxiliary personnel and medical technicians, concentrated on marketing strategies and enhanced patient relations. Ms. Nabridge graduated from the City University of New York, Hunter College, cum laude, in 1996 with a dual major in psychology in education. She was a member of both the education and psychology honor societies. She received a Juris Doctor degree from the Shepherd Law Center, Nova University, Fort Lauderdale, Florida, magna cum laude in 1984.

ITEM 6 EXECUTIVE COMPENSATION

The following table discloses the annual and long-term compensation earned for services rendered in all capacities by the Company's Chairman of the Board and President and the Company's four other most highly compensated executive officers for 1996, 1997 and 1998:

Summary Compensation Table

                                                            Salary
   Name and Principal Position              Year             ($)

Kenneth S. Wulwick,
CEO, President, Director
                                            1996           20,000.00
                                            1997           38,333.48
                                            1998           21,279.74

Sheldon Glickman,
Senior Vice President and Director
                                            1996            1,250.00
                                            1997           13,670.00
                                            1998            6,835.00

Margaret Nabridge,
Senior Vice President and Director
                                            1996            1,250.00
                                            1997           34,175.00
                                            1998           29,940.00

ITEM 7 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

During the past two years, the company had the following transactions with certain persons identified in Items 4 and 5 above:

Year          Person                Position                      Transaction             Amount ($)
----          ------                --------                      -----------             ----------
1997     Kenneth S. Wulwick   CEO, President, Director      Payment of outstanding loan       68,130

         Andrea Parkoff       5% Shareholder                Loan                           1,145,880

1998     Kenneth S. Wulwick   CEO, President, Director      Payment of outstanding loan      107,677

         Andrea Parkoff       5% Shareholder                Loan                             968,833


ITEM 8 DESCRIPTION OF SECURITIES

The Company is authorized to issue 50,000,000 shares of Common Stock, $.01 par value per share, the 5,683,244 shares of which are issued and outstanding as of October 21, 1999. Of this amount, 3,764,229 shares are restricted and 1,919,015 shares are free trading stock.

Holders of Common Stock are entitled to one vote per share of all matters to be voted on by the shareholders and do not have cumulative voting rights. Subject to the rights of holders of outstanding shares of preferred stock, if any, the holders of Common Stock are entitled to receive such dividends, if any, as may be declared from time to time by the Board of Directors in its discretion in legally available funds. There are presently no plans to pay dividends with respect to the shares of Common Stock. Upon liquidation, dissolution or winding up of the Company, after payment of creditors and holders of any senior securities of the Company, including preferred stock, if any, the assets of the Company will be divided per route honor per share basis among the holders of the shares of Common Stock. All shares of Common Stock are fully paid and nonassessable.

                                     PART II

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market information

The Company's Common Stock is traded on the Over The Counter ("OTCBB") system under the symbol KWIN.

The high and low bids, by quarter, for the Company's Common Stock for the period that such information is available are:

          Quarter                      High Bid              Low Bid
          -------                      --------              -------

July, 1999 - September,1999            2 3/16                  1/2

April, 1999 - June, 1999               2 1/16                  7/16

January, 1999 - March, 1999            1 19/32                 7/16

October, 1998 - December, 1998         1 9/16                  5/8

July, 1998 - September,1998            4 3/16                 1 1/16

April, 1998 - June, 1998               7 5/16                   2

March 1998                             5 1/4                    4

As of October 21, 1999, there were approximately 250 holders of record of the Company's Common Stock.

The Company has not paid dividends on shares of its Common Stock. There presently are no plans to pay dividends with respect to the shares of Common Stock.

LEGAL PROCEEDINGS

There are no legal proceedings currently pending against the Company.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND
FINANCIAL DISCLOSURE

None.

RECENT SALES OF UNREGISTERED SECURITIES; USE OF PROCEEDS FROM REGISTERED SECURITIES

Within the past three years, the Company has sold the following securities without registering the securities under the Securities Act.

                                                                                             Exemption
                                                       Amount                                ---------
   Date                      Title                      ($)           Purchaser            (Section/Rule)
   ----
July 31, 1997        Common Stock                      10,000    Rosebud Financial, Inc.  4(2) (services)

Dec. 2, 1997 -       Common Stock @ $3.50/share        98,245    Various Purchasers             504
Nov. 29, 1998

Jan. 20, 1998 -      Common Stock @ $3.50/share       411,131    Various Purchasers             504
Mar. 27, 1998

Feb. 25, 1998        Common Stock                       2,000    Claudia Zaman            4(2) (services)

Apr. 2, 1998         Common Stock                         300    Wall Street              4(2) (services)
                                                                 Communications

Apr. 16, 1998        Common Stock                       2,500    Venture Capital &        4(2) (services)
                                                                 Marketing

May 11, 1998         Common Stock                       1,000    Venture Capital &        4(2) (services)
                                                                 Marketing

May 22, 1998         Common Stock                         500    Venture Capital &        4(2) (services)
                                                                 Marketing

June 16, 1998        Common Stock                       1,000    Bonnie Bonomo            4(2) (services)

July 6, 1999         Common Stock                         600    Brett Nabridge           4(2) (services)

July 14, 1998        Common Stock                         200    Keith Decker             4(2) (services)

July 14, 1998        Common Stock                         200    Portfolio Investments    4(2) (services)

July 16, 1998        Series A Convertible Debenture   175,000    Sholem Liebenthal              504

Sept. 2, 1998        Common Stock                         300    Wall Street              4(2) (services)
                                                                 Communications

Sept. 16, 1998       Series B Convertible Debenture   225,000    Sholem Liebenthal              504

Oct. 19, 1998        Common Stock                       2,500    Bonomo Inc.              4(2) (services)

Oct. 20, 1998        Common Stock                         900    Portfolio Investments    4(2) (services)

Nov. 20, 1998        Series C Convertible Debenture   115,000    Amram Rothman                  504

Dec. 23, 1998        Common Stock                       2,500    Bonomo Inc.              4(2) (services)

Feb. 1, 1999         Series D Convertible Debenture   115,000    Joshua Heimlich                504

                                                                                             Exemption
                                                       Amount                                ---------
   Date                      Title                      ($)           Purchaser            (Section/Rule)
   ----
Feb. 22, 1999        Series E Convertible Debenture   170,000    Amram Rothman                  504

Mar. 28, 1999        Series F Convertible Debenture   200,000    Y. L. Hirsch                   504

July 22, 1999        Series G Convertible Debenture   175,000    HLKT Holdings, LLC             504

Sept. 21, 1999       Series H Convertible Debenture   225,000    M&B Trading, LLC               504

INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 607.0850 of the Florida Business Corporation Act provides that a corporation shall have power to indemnify any person who was or is a party to any proceeding (other than an action by, or in the right of, the corporation), by reason of the fact that he or she is or was a director, officer, employee, or agent of the corporation against liability incurred in connection with such proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

                                    PART F/S

                            KENWICK INDUSTRIES, INC.
                                AND SUBSIDIARIES
                                  CONSOLIDATED
                              FINANCIAL STATEMENTS
                                DECEMBER 31, 1998

                          INDEPENDENT AUDITOR'S REPORT

To The Board of Directors and Stockholders of Kenwick Industries, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheet of Kenwick Industries, Inc. and Subsidiaries as of December 31, 1998 and the related consolidated statements of income, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Kenwick Industries, Inc. and Subsidiaries as of December 31, 1998, and the results of its operations and cash flows for the year then ended, in conformity with generally accepted accounting principles.

October 13, 1999                                    Puritz & Weintraub, LLP
Plantation, Florida                                 Certified Public Accountants

                            KENWICK INDUSTRIES, INC.
                           Consolidated Balance Sheet
                                December 31, 1998

                                     ASSETS

Cash                                                                $    12,037
Installment loans receivable, net                                     2,351,904
Inventory                                                             1,101,639
Property and equipment, net                                              63,653
Intangible assets                                                       110,732
Security deposits and other assets                                        6,537
                                                                    -----------
        Total assets                                                $ 3,646,502
                                                                    ===========


                    LIABILITIES AND STOCKHOLDERS' EQUITY
Accounts payable and accrued expenses                               $   384,765
Payroll tax payable                                                      78,424
Due to related parties                                                2,152,220
Notes payable                                                           304,691
Convertible debentures                                                  242,500
Income tax payable                                                      139,500
Preferred stock, $.01 par value, 1,000,000 shares authorized, none issued
Common stock, $.01 and par value, 10,000,000 shares authorized,          42,335
        4,233 497 shares issued and outstanding
Additional paid in capital                                              673,204
Retained (deficit)                                                     (371,137)
                                                                    -----------
        Total liabilities and stockholders' equity                  $ 3,646,502
                                                                    ===========

Notes to financial statements are an integral part of this statement.

                            KENWICK INDUSTRIES, INC.
                        Consolidated Statements of Income

                                                      For the years ended December 31,
                                                      --------------------------------
                                                         1998          Unaudited 1997
                                                      -----------      --------------
Net Sales                                             $ 3,953,759      $    2,111,736
Less: Cost of Goods Sold                                2,407,599           1,209,583
                                                      -----------      --------------
Gross Profit                                            1,546,160             902,153
Interest Income                                           315,033               7,311
                                                      -----------      --------------
Income Before Operating Expenses                        1,861,193             909,464
                                                      -----------      --------------
General and Administrative Expenses
        Advertising                                        88,522             208,600
        Amortization                                       45,543              44,478
        Provision for doubtful accounts                   426,428             301,739
        Depreciation                                       25,744               7,514
        Interest                                           35,523              33,790
        Insurance                                          32,950              61,274
        Rent                                              187,313              71,827
        Salaries and commissions                          102,354             125,882
        Taxes and Licenses                                 14,105              13,212
        Other general & administrative expenses           308,706             357,973
                                                      -----------      --------------
Total general and administrative expenses               1,267,188           1,226,289
Impairment loss                                           405,000                   0
                                                      -----------      --------------
Total expenses                                          1,672,188           1,226,289
Income (loss) before Income Tax                           189,005            (316,825)
Income tax                                                139,500                   0
                                                      -----------      --------------
Net income (loss)                                     $    49,505      $     (316,825)
                                                      ===========      ==============
Basic earnings per share:
        Weighted average shares outstanding             3,907,743           3,620,113
                                                      ===========      ==============
        Earnings per share                            $      0.01      $        (0.09)
                                                      ===========      ==============
Diluted earnings per share:
        Adjusted weighted average shares outstanding    3,961,917           3,620,113
                                                      ===========      ==============
        Earnings per share                            $      0.01      $        (0.09)
                                                      ===========      ==============

Notes to financial statements are an integral part of this statement.

                            KENWICK INDUSTRIES, INC.
                 Consolidated Statements of Stockholders' Equity
                     Years ended December 31, 1998 and 1997

                                           Common Stock             Additional
                                   -----------------------------      Paid in         Retained
                                       Shares          Amount         Capital         (deficit)        Total
                                   ------------    -------------    -------------   -------------  ------------
Balances at January 1, 1997          3,571,429     $    35,714      $    16,556     $  (103,817)   $   (51,547)
Sale of Common Stock                   128,070           1,281           74,657                         75,938
Net (Loss) - 1997 (Unaudited)                                                          (316,825)      (316,825)
                                   ------------    -------------    -------------   -------------  ------------
Balances at December 31,
  1997                               3,699,499          36,995           91,213        (420,642)      (292,434)
Conversion of debentures to
  equity                               229,532           2,295          155,205                        157,500
Sale of common stock                   117,466           1,175          409,956                        411,131
Issuance of common stock for
  services                             187,000           1,870           16,830                         18,700
Net income - 1998                                                                        49,505         49,505
                                   ------------    -------------    -------------   -------------  ------------
Balances at December 31,
  1998                               4,233,497     $    42,335      $   673,204     $  (371,137)   $   344,402
                                   ============    =============    =============   =============  ============

Notes to financial statements are an integral part of this statement.

                            KENWICK INDUSTRIES, INC.
                      Consolidated Statements of Cash Flows

                                                     For the year ended December 31,
                                                     -------------------------------
                                                        1998          Unaudited 1997
                                                     -----------      --------------
OPERATING ACTIVITIES
   Net income (loss)                                 $    49,505       $  (316,825)
   Adjustment to reconcile net income (loss) to
        cash (used in) operating activities:
   Depreciation and amortization                          71,287            51,992
   Impairment loss                                       405,000                 0
   Issuance of common stock for services                  18,700                 0
        (Increase) in accounts receivables            (1,663,698)         (627,793)
        (Increase) in security deposit                      (940)           (1,024)
        (Increase) in inventory                         (552,085)         (493,738)
        Decrease in other assets                             373             4,413
        Increase/(decrease) in accounts payable         (140,907)          261,259
        Increase in payroll tax payable                   38,045            40,379
        Increase in income tax payable                   139,500                 0
                                                     -----------       -----------
   Net cash (used) in operating activities            (1,635,220)       (1,081,337)
                                                     -----------       -----------
INVESTING ACTIVITIES
   Purchase of property and equipment                    (27,554)          (25,608)
                                                     -----------       -----------
   Net cash (used) by investing activities               (27,554)          (25,608)
                                                     -----------       -----------
FINANCING ACTIVITIES
   Principal reduction on note payable                   (18,228)          (53,035)
   Sale of debenture bonds                               400,000                 0
   Increase in related party loans                       861,157         1,077,749
   Sale of common stock                                  411,131            78,438
                                                     -----------       -----------
   Net cash provided in financing activities           1,654,060         1,103,152
                                                     -----------       -----------
Net (decrease) in cash                                    (8,714)           (3,793)
Cash at the beginning of the year                         20,751            24,544
                                                     -----------       -----------
Cash at the end of the year                          $    12,037       $    20,751
                                                     ===========       ===========
Supplemental disclosure of cash flow information:
   Cash paid during the period for interest          $    35,523       $    28,854
                                                     ===========       ===========
   Conversion of convertible debt to common stock    $   157,500                 0
                                                     ===========       ===========

Notes to financial statements are an integral part of this statement.

                    KENWICK INDUSTRIES, INC. AND SUBSIDIARIES
                          NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity

The Company operates in two business segments:

In August 1995, upon organization, the Company acquired the assets of American Video Language Institute, Inc. These assets consisted of the trade name, trademarks and copyrights needed to produce the English language courses. The cost of the acquisition was $725,000, which exceeded the fair value of the net tangible assets acquired by $655,000.

In August 1998, the Company acquired all of the issued and outstanding shares of the common stock of Automax USA, Inc., Automax International, Inc. and Automax USA Finance, Inc. (collectively referred to as "Automax") in exchange for 1,000,000 shares of Kenwick's common stock. This acquisition is being accounted for by the pooling-of-interest method. These financial statements have been restated to reflect the acquisition.

Automax is a Florida corporation organized in 1997, and is engaged in the business of buying, selling and financing used cars in West Palm Beach, Florida.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated.

Revenue Recognition

The Company and its subsidiaries utilizes the accrual basis of accounting. Sales are recorded when products are shipped or when cars are delivered. The Company recognizes interest on its installment loans receivable over the terms of the loan using the interest method.

Installment Loans Receivable

The installment loans receivable are stated at the amount of unpaid principal reduced by an allowance for doubtful accounts as follows:

Installment Loans Receivable (Cont'd.):

                                             Automax       Kenwick    Combined
                                             -------       -------    --------

Retail trade receivables                    $2,704,046     $7,325    $2,711,371
Less: allowance for doubtful accounts         (359,467)        --      (359,467)
                                            ----------     ------    ----------
                                            $2,344,579     $7,325    $2,351,904
                                            ==========     ======    ==========

The receivables are collateralized by automobiles. If payments are delinquent, the Company repossesses the automobiles which are then resold.

The allowance for doubtful accounts is maintained at a level considered adequate to provide for losses that can be reasonably anticipated. The Company makes continuous credit reviews of the loan portfolios and considers current economic conditions, review of specific problem loans, and other factors in determining the adequacy of its allowances. The Company's charge-off policy is based on a loan-by-loan review. Since the Company has a short history, historical information is being developed.

Inventories

Kenwick's inventories consist of blank and completed video tapes and shipping materials. Inventories are stated at the lower of cost (determined on the first-in first-out basis) or market.

Automax's inventories consist of used automobiles held for sale using the specific identification method. Cost includes acquisition expenses, including reconditioning and transportation costs. Inventories including parts and accessories are valued at the lower of cost (first-in, first-out) or market.

Property and Equipment

Property and equipment are carried at cost. Expenditures for major additions and improvements are capitalized, while minor replacements, maintenance and repairs are charged to expense as incurred. When property is retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in the Consolidated Statement of Income.

Depreciation is computed using the straight line method for financial reporting purposes, and modified accelerated cost recovery system for income tax purposes. For both methods, the useful lives are 5-7 years.

Deferred income taxes on the difference between tax and book depreciation is insignificant.

Property and Equipment (Cont'd.)

A summary of property and equipment at December 31, 1998 is as follows:

      Furniture, fixtures and equipment                $ 67,402
      Machinery and equipment                            24,685
      Leasehold improvements                             19,166
                                                       --------
      Subtotal                                          111,253
      Less: accumulated depreciation                    (47,600)
                                                       --------
                                                       $ 63,653
                                                       ========

Intangible Assets

Intangible assets consist primarily of the cost of the acquired business in excess of the fair value of the net tangible assets acquired (goodwill). These costs also include copyrights, trademarks and customer lists.

The intangible assets were being amortized over 15 years, straight line method, for both financial reporting and federal income taxes.

During 1998, the Company had significant losses from operations resulting in limited cash flow and was unable to market its video courses. Management reviewed its intangible assets for impairment based on assessments of future operations and recorded an impairment loss of $405,000.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period.
Actual results could differ from those estimates.

Advertising

Advertising costs are expensed as incurred.

Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes". Accordingly, deferred income would be provided to show the effect of temporary differences between the recognition of revenue and expenses for financial and income tax reporting purposes and between the tax basis of assets and liabilities and their reported amounts in the financial statements.

The acquired business in 1998, which was accounted for under the pooling-of-interests method of accounting was an S corporation for income tax purposes. The S corporation status of this company was terminated in 1998. For purposes of these consolidated financial statements, federal and state income taxes have been recorded as if this company had filed a conventional C corporation tax return for the pre-acquisition periods.

The components of the provision for income taxes for the years ended December 31 are as follows:

                                                1998          1997
                                                ----          ----

Current:
          Federal                             $120,000          -0-
          State                                 19,500          -0-
                                              --------        -----
Provision for income taxes                    $139,500        $ -0-
                                              ========        =====

A reconciliation of income taxes reported on pretax income at statutory rates to actual income tax expenses for the years ended December 31, is as follows:

                                            1998         %         1997          %
                                          ---------    -------   ---------   --------
Income tax at statutory rates             $  64,000       34.0   $     -0-       0
State income taxes, net of
  federal tax benefit                        12,800        6.8         -0-       0
Tax savings on imputed interest expense     (35,000)     (18.5)        -0-       0
Non-deductible expenses                       9,000        4.7         -0-       0
Increase in allowance for loan losses        81,800       43.2         -0-       0
Other                                         6,900        3.6         -0-       0
                                          ---------    -------   ---------   --------
Total income tax expense                  $ 139,500       73.8    $    -0-       0
                                          =========    =======   =========   ========

As of December 31, 1997, the Company had approximately $210,000 of net operating loss carryforwards which can be utilized to offset future taxable income through 2012. Due to the acquisition of Automax, the use of these prior losses are doubtful and a full valuation allowance has been established.

Fair Value of Financial Instruments

The fair value of a financial instrument represents the amount at which the instrument could be exchanged in a current transaction between willing parties other than in a forced sale or liquidation.

At December 31, 1998, the Company's financial instruments included cash, receivables, accounts payable, and borrowings.

At December 31, 1998, the fair values of the above financial instruments approximated carrying values because of the short-term nature of these instruments.

Earnings (Loss) Per Common Share

In February 1997, the Financial Accounting Standards Board issued Statement No. 128, "Earnings Per Share", which simplifies the standards for computing earnings per share ("EPS") previously found in APR No. 15, "Earnings Per Share". It replaces the presentation of primary EPS with a presentation of basic EPS. It also requires dual presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the diluted EPS computation. The Company adopted SFAS No. 128 in 1997 and its implementation did not have a material effect on the financial statements. EPS has been restated for all prior periods presented.

Basic and dilutive net income (loss) per common share is based on the net income
(loss) divided by the weighted average number of common shares outstanding during each year.

The Company's potential issuable shares of common stock pursuant to outstanding stock purchase warrants and employee stock options are excluded from the Company's diluted computation as their effect would be antidilutive. However, the Company's convertible debentures are included in the computation of diluted earnings per share since they are dilutive.

NOTE 2 - LONG-TERM DEBT

The Company has a promissory note to American Video Language Institute, Inc., due in 72 monthly payments, at approximately $8,500 per month, including interest at prime plus 1%. The note matures on September 15, 2001. The note is collateralized by all assets of the parent company.

Maturities of long-term debt for each of the next three years are as follows:

            Year Ending
            December 31                                   Amount
            -----------                                   ------
              1999                                      $ 168,394
              2000                                         76,095
              2001                                         60,202
                                                        ---------
              Total                                       304,691
              Current portion                            (168,394)
                                                        ---------
              Long-term portion                         $ 136,297
                                                        =========

Due to Related Parties

The Company has non-interest bearing open loans with various shareholders in the amount of $2,152,220 at December 31, 1998.

NOTE 3 - COMMITMENTS AND CONTINGENCIES

Lease Commitments

The Company leases office space under operating leases. Future minimum lease obligations regarding operating leases are approximately:

            Year Ending
            December 31                                   Amount
            -----------                                   ------
              1999                                     $ 200,000
              2000                                       202,000
              2001                                       205,000
              2002                                       186,000
              2003                                        25,000
                                                       ---------
                                                       $ 818,000
                                                       =========

Contingencies

On June 10, 1998, a customer of the Company test drove one of the automobiles and ran into a pole injuring the passenger. The passenger sustained a broken neck and is presently making a claim against the Company's insurance company. There is presently no pending litigation in this matter.

NOTE 4 - STOCKHOLDERS EQUITY

In July, 1997, the Company entered into an agreement with a marketer to assist the Company in opening a Canadian office.. The Company paid a $10,000 fee and issued 100,000 shares of restricted common stock as part of the agreement. At the time of the agreement, the Company's common stock, because of its sustained losses, had no market value. Accordingly, the Company recorded the above restricted shares at par value.

In late 1997, pursuant to a private placement, the Company sold 28,070 units at $3.50 per unit. Each unit consisted of one share of common stock and one warrant entitling the holder to purchase one share of common stock at $3.90 per share until March 10, 2002. These warrants are subject to redemption by the Company, on not less than thirty days notice, at $.05 per warrant. No warrants have been exercised.

NOTE 4 - STOCKHOLDERS EQUITY (Cont'd.)

During 1998, the Company entered into an agreement with several companies to assist in the public relations of the Company. The Company issued 187,000 shares of stock for various services rendered. Although the stock was trading at an average of $.50 share, these shares were recorded at $.10 per share. The majority of these shares were restricted.

During 1998, the Company sold 117,466 share of stock at $3.50 per share.

NOTE 5 - EMPLOYEE STOCK OPTIONS

In January 1997, the shareholders approved the adoption of the 1997 stock option plan (The "Plan"). The Plan provided for the granting of a maximum 500,000 options.

In January, 1997, the Board of Directors granted to key employees, officers, and directors, 360,800 incentive options under the plan. The vested employees may purchase the shares at an exercise price of $3. There was no market value at the time of the grant. The expiration date of the options are five years from the date of the grant. The following is a summary of outstanding stock options:

                                            December 31,
                                            ------------
                                    1998                       1997
                                    ----                       ----
                          Number of       Option       Number of     Option
                          Shares          Price        Shares        Price
                          ------          -----        ------        -----
Beginning of Year          360,800        $ 3.00        360,800      $ 3.00
Cancelled                  (60,800)        (3.00)             0           0
Granted                          0             0              0           0
                           -------        ------        -------      ------
End of year                300,000        $ 3.00        360,800      $ 3.00
                           =======        ======        =======      ======

During May 1999, the Board of Directors adjusted the exercise price of the options already granted to the various officers and directors to the then current market rate of $.4375 from $3.00, and granted an additional 300,000 options.

NOTE 6 - CONVERTIBLE DEBENTURES

In July 1998, the Company sold 1% convertible debentures of $175,000. The debentures are due July 2001.

During the year, holders converted $157,500 of the debentures into 229,532 shares of the Company's common stock.

NOTE 6 - CONVERTIBLE DEBENTURES (Cont'd.)

In September, 1998, the Company sold 8% convertible debentures of $225,000. The debentures are due September 2001. There were no conversions during the year.

The above debentures may be converted at any time into common stock at approximately 80% of the average closing bid of the common stock.

NOTE 7 - SEGMENT AND RELATED INFORMATION

Effective December 31, 1998, the Company adopted SFAS No. 131, "Disclosure About Segments of an Enterprise and Related Information." The Company's reportable business segments are its video language business, which is selling video tapes to individual and institutions, and the selling and financing used automobiles in West Palm Beach, Florida.

                      For the Year Ended December 31, 1998

                                                              Total/
                                   Kenwick       Automax      Consolidated
                                   -------       -------      ------------

Revenues                         $   153,036   $ 3,800,723    $ 3,953,759
Interest Income                        1,118       313,915        315,033
Interest Expense                      35,523            --         35,523
Depreciation and
  Amortization                        65,088         6,199         71,287
Net Income (loss)                   (508,184)      557,689         49,505
Total Assets                         186,561     3,459,941      3,646,502

For the Period Ended December 31, 1997 (unaudited)

                                            Automax
                                            from inception
                                            (July 1997)
                         Kenwick            through Dec. 31,       Total
                         12 mos. ended      1997)(Unaudited)       Consolidated
                         -------------      ----------------       ------------

Revenues                 $  739,950         $1,371,786             $2,111,736
Interest income                  --              7,311                  7,311
Interest expense             33,790                 --                 33,790
Depreciation and
  amortization               51,992                 --                51,992
Net Income (loss)          (223,401)           (93,424)             (316,825)

NOTE 8 - SUBSEQUENT EVENTS

In 1999, the Company sold additional 8% convertible debentures of $600,000.

In 1999, the Company entered into a consulting agreement whereby the Company would issue approximately 80,000 shares of common stock at prices ranging from $1.50 to $2.50 per share.

Also, in 1999, the Company entered into an investment banking agreement where by the Company issued a warrant to purchase 25,000 shares of common stock at $.01. The warrant expires on June 7, 2006.

                                    PART F/S

                            KENWICK INDUSTRIES, INC.
                                AND SUBSIDIARIES
                                  CONSOLIDATED
                                   (UNAUDITED)
                              FINANCIAL STATEMENTS
                            SIX MONTHS ENDED JUNE 30

                            KENWICK INDUSTRIES, INC.
                           Consolidated Balance Sheet
                                   (Unaudited)
                            Six Months Ended June 30

                              ASSETS                     1998            1999

Cash                                                  $   122,263    $    12,731
Installment loans receivable, net                       1,658,507      3,632,612
Inventory                                                 844,674      1,293,283
Property and equipment, net                                72,185         74,576
Intangible assets                                         528,978         96,111
Security deposits and other assets                         18,144         17,631
                                                      -----------    -----------
        Total assets                                    3,244,751    $ 5,126,944
                                                      ===========    ===========


               LIABILITIES AND STOCKHOLDERS' EQUITY
Accounts payable and accrued expenses                     318,686    $   851,579
Payroll tax payable                                            --             --
Due to related parties                                  2,303,995      2,103,181
Notes payable                                             300,609        257,191
Convertible debentures                                         --        370,000
Income tax payable                                        137,586        418,122
Preferred stock                                                --             --
Common stock                                               37,792         49,426
Additional paid in capital                                360,379      1,030,648
Retained (deficit)                                       (214,296)        46,797
                                                      -----------    -----------
        Total liabilities and stockholders' equity    $ 3,244,751    $ 5,126,944
                                                      ===========    ===========

                            KENWICK INDUSTRIES, INC.
                        Consolidated Statements of Income
                                   (Unaudited)
                            Six Months Ended June 30

                                                              1998           1999
                                                          -----------    -----------
Net Sales                                                 $ 1,974,294    $ 3,186,079
Less: Cost of Goods Sold                                    1,203,797      1,943,508
                                                          -----------    -----------
Gross Profit                                                  770,497      1,242,571
Interest Income                                               156,958        535,914
                                                          -----------    -----------
Income Before Operating Expenses                              927,455      1,778,485
                                                          -----------    -----------
General and Administrative Expenses
        Advertising                                            13,478         53,099
        Amortization                                           22,239          9,367
        Bad Debts Expense                                     300,000        264,000
        Depreciation                                            4,173          7,424
        Interest                                                  (92)        19,874
        Insurance                                              26,132         37,381
        Rent                                                   69,904        111,591
        Salaries and commissions                               26,996        274,834
        Taxes and Licenses                                      6,923            313
        Other general & administrative expenses               113,738        304,045
                                                          -----------    -----------
Total general and administrative expenses                     583,491      1,081,928
                                                          -----------    -----------
Net income before income tax                                  343,964        696,557
Income tax                                                    137,586        278,622
                                                          -----------    -----------
Net income                                                $   206,378    $   417,935
                                                          ===========    ===========

Basic net income per share                                       0.05           0.07
Diluted net income per share                                     0.05           0.09

Average shares outstanding                                  3,779,188      4,598,251
Dilutive effect of convertible debentures not converted            --        215,000
Average shares outstanding the selling dilution             3,779,118      4,813,251

                            KENWICK INDUSTRIES, INC.
                      Consolidated Statements of Cash Flows
                                   (Unaudited)
                            Six Months Ended June 30

                                                              1998           1999
                                                           -----------    -----------
OPERATING ACTIVITY
Net income                                                 $   206,378    $   417,935
Adjustment to reconcile net income to cash provided
        (used) by operating activity:
   Depreciation and amortization                                26,412         16,791
   Provision for uncollectible trade accounts receivable            --        364,535
   Changes in operating assets and liabilities:                300,000        264,000
        Accounts receivables                                (1,270,301)    (1,342,709)
        Inventory                                             (295,120)      (191,644)
        Prepaid expenses and other assets                      (12,920)      (388,516)
        Accounts payable                                      (207,017)       466,814
        Accrued liabilities                                     97,206        200,197
                                                           -----------    -----------
   Net cash (used in) operating activities                  (1,155,362)      (192,597)
INVESTING ACTIVITY
   Additions to property and equipment                         (13,769)       (18,346)
   Proceeds from intangible assets                              10,059          5,254
                                                           -----------    -----------
   Net cash used by investing activity                          (3,710)       (13,092)
FINANCING ACTIVITY
   Proceeds from notes payable                                 (22,310)       (47,500)
   Proceeds from related parties                             1,012,931        126,383
   Proceeds from sale of common stock                          269,963             --
   Proceeds from sale of convertible debenture                      --        127,500
                                                           -----------    -----------
   Net cash provided by  financing activity                  1,260,584        206,383
                                                           -----------    -----------
Net Increase in cash and cash equivalents                      101,512            694
Cash and cash equivalents at the beginning of period            20,751         12,037
                                                           -----------    -----------
Cash And cash equivalents at the end of the period         $   122,263    $    12,731
                                                           ===========    ===========

                    KENWICK INDUSTRIES, INC. AND SUBSIDIARIES
                          NOTES TO FINANCIAL STATEMENTS

NOTE 1 - CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

In the opinion of the Company, the accompanying unaudited condensed consolidated financial statements include all adjustments (consisting only of normal recurring accruals), which are necessary for a fair presentation of the results for the periods presented. Certain information and footnote disclosures normally included in the financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. It is suggested that these condensed consolidated financial statements be read in conjunction with the Company's Annual Report for the year ended December 31, 1998. The results of operations for the six months ended June 30, 1999 are not necessarily indicative of the results to be expected for the full year.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity

The Company operates in two business segments:

In August 1995, upon organization, the Company acquired the assets of American Video Language Institute, Inc. These assets consisted of the trade name, trademarks and copyrights needed to produce the English language courses. The cost of the acquisition was $725,000, which exceeded the fair value of the net tangible assets acquired by $655,000.

In August 1998, the Company acquired all of the issued and outstanding shares of the common stock of Automax USA, Inc., Automax International, Inc. and Automax USA Finance, Inc. (collectively referred to as "Automax") in exchange for 1,000,000 shares of Kenwick's common stock. This acquisition is being accounted for by the pooling-of-interest method. These financial statements have been restated to reflect the acquisition.

Automax is a Florida corporation organized in 1997, and is engaged in the business of buying, selling and financing used cars in West Palm Beach, Florida.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated.

Revenue Recognition

The Company and its subsidiaries utilizes the accrual basis of accounting. Sales are recorded when products are shipped or when cars are delivered. The Company recognizes interest on its installment loans receivable over the terms of the loan using the interest method.

Installment Loans Receivable

The installment loans receivable are stated at the amount of unpaid principal reduced by an allowance for doubtful accounts as follows:

                                            Automax       Kenwick    Combined
                                            -------       -------    --------

Retail trade receivables                    $4,248,754    $7,325     $4,256,079
Less: allowance for doubtful accounts         (623,466)       --       (623,466)
                                            ----------    ------     ----------
                                            $3,625,288    $7,325     $3,632,613
                                            ==========    ======     ==========

The receivables are collateralized by automobiles. If payments are delinquent, the Company repossesses the automobiles which are then resold.

The allowance for doubtful accounts is maintained at a level considered adequate to provide for losses that can be reasonably anticipated. The Company makes continuous credit reviews of the loan portfolios and considers current economic conditions, review of specific problem loans, and other factors in determining the adequacy of its allowances. The Company's charge-off policy is based on a loan-by-loan review. Since the Company has a short history, historical information is being developed.

Inventories

Kenwick's inventories consist of blank and completed video tapes and shipping materials. Inventories are stated at the lower of cost (determined on the first-in first-out basis) or market.

Automax's inventories consist of used automobiles held for sale using the specific identification method. Cost includes acquisition expenses, including reconditioning and transportation costs. Inventories including parts and accessories are valued at the lower of cost (first-in, first-out) or market.

Property and Equipment

Property and equipment are carried at cost. Expenditures for major additions and improvements are capitalized, while minor replacements, maintenance and repairs are charged to expense as incurred. When property is retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in the Consolidated Statement of Income.

Property and Equipment (Cont'd.)

Depreciation is computed using the straight line method for financial reporting purposes, and modified accelerated cost recovery system for income tax purposes. For both methods, the useful lives are 5-7 years.

Deferred income taxes on the difference between tax and book depreciation is insignificant.

A summary of property and equipment at June 30, 1999 is as follows:

      Furniture, fixtures and equipment            $  76,647
      Machinery and equipment                         27,786
      Leasehold improvements                          25,166
                                                   ---------
      Subtotal                                       129,599
      Less: accumulated depreciation                 (55,023)
                                                   ---------
                                                   $  74,576
                                                   =========

Intangible Assets

Intangible assets consist primarily of the cost of the acquired business in excess of the fair value of the net tangible assets acquired (goodwill). These costs also include copyrights, trademarks and customer lists.

The intangible assets were being amortized over 15 years, straight line method, for both financial reporting and federal income taxes.

During 1998, the Company had significant losses from operations resulting in limited cash flow and was unable to market its video courses. Management reviewed its intangible assets for impairment based on assessments of future operations and recorded an impairment loss of $405,000.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period.
Actual results could differ from those estimates.

Advertising

Advertising costs are expensed as incurred.

Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Accordingly, deferred income would be provided to show the effect of temporary differences between the recognition of revenue and expenses for financial and income tax reporting purposes and between the tax basis of assets and liabilities and their reported amounts in the financial statements.

The acquired business in 1998, which was accounted for under the pooling-of-interests method of accounting was an S corporation for income tax purposes. The S corporation status of this company was terminated in 1998. For purposes of these consolidated financial statements, federal and state income taxes have been recorded as if this company had filed a conventional C corporation tax return for the pre-acquisition periods.

The components of the provision for income taxes for the years ended June 30 are as follows:

                                 1999              1998
                                 ----              ----

Current:
         Federal               $ 359,585        $ 118,324
         State                    58,537           19,262
                               ---------        ---------
Provision for income taxes     $ 418,122        $ 137,586
                               =========        =========

Fair Value of Financial Instruments

The fair value of a financial instrument represents the amount at which the instrument could be exchanged in a current transaction between willing parties other than in a forced sale or liquidation.

At June 30, 1999, the Company's financial instruments included cash, receivables, accounts payable, and borrowings.

At June 30, 1999, the fair values of the above financial instruments approximated carrying values because of the short-term nature of these instruments.

Earnings (Loss) Per Common Share

In February 1997, the Financial Accounting Standards Board issued Statement No. 128, "Earnings Per Share", which simplifies the standards for computing earnings per share ("EPS") previously found in APR No. 15, "Earnings Per Share". It replaces the presentation of primary EPS with a presentation of basic EPS. It also requires dual presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the diluted EPS computation. The Company adopted SFAS No. 128 in 1997 and its implementation did not have a material effect on the financial statements. EPS has been restated for all prior periods presented.

Basic and dilutive net income (loss) per common share is based on the net income
(loss) divided by the weighted average number of common shares outstanding during each year.

The Company's potential issuable shares of common stock pursuant to outstanding stock purchase warrants and employee stock options are excluded from the Company's diluted computation as their effect would be antidilutive. However, the Company's convertible debentures are included in the computation of diluted earnings per share since they are dilutive.

NOTE 3 - DUE TO RELATED PARTIES

The Company has non-interest bearing open loans with various shareholders in the amount of $2,103,181 at June 30, 1999.

                                    PART III

DESCRIPTION OF EXHIBITS

2.    Charter and By-laws

      2.1 Articles of Incorporation of Kenwick Industries, Inc., effective July 7, 1995
      2.2   Articles of Amendment of Kenwick Industries, Inc., filed July 30,
            1998
      2.3   Articles of Amendment of Kenwick Industries, Inc., filed June 21,
            1999
      2.4   Articles of Incorporation of Automax USA, Inc., filed January 1,
            1997
      2.5 Articles of Incorporation of Automax USA Finance, Inc., filed June 3, 1997
      2.6 Articles of Incorporation of Automax International, Inc., filed June 16, 1998
      2.7   By-Laws of Kenwick Industries, Inc., as of November 10, 1999

3.    Instruments Defining the Rights of Security Holders

      3.1   Series A Convertible Debenture, July 16, 1998
      3.2   Series B Convertible Debenture, September 16, 1998
      3.3   Series C Convertible Debenture, November 20, 1998
      3.4   Series D Convertible Debenture, February 1, 1999
      3.5   Series E Convertible Debenture, February 22, 1999
      3.6   Series F Convertible Debenture, March 28, 1999
      3.7   Series G Convertible Debenture, July 22, 1999
      3.8   Series H Convertible Debenture, September 21, 1999

6.    Material contracts

      6.1 Licensing Agreement with Integrated English International, Inc., dated January 9, 1997
      6.2 Distribution Sub-Licensing Agreement with Integrated English International, Inc., dated June 15, 1998
      6.3 Distribution License Agreement with Philips Consumer Electronics, B.V., dated August 31, 1998
      6.4 Stock Exchange Agreement with Automax International, Inc., et al., dated August 20, 1998
      6.5 Lease of 2172 North Military Trail, West Palm Beach, Florida by Automax USA, Inc., dated June 7, 1997
      6.6 Lease of 216 North Military Trail, West Palm Beach, Florida by Andrea Parkoff and Michael Parkoff, dated August 1, 1999
      6.7 Sublease of 216 North Military Trail, West Palm Beach, Florida by Andrea Parkoff and Michael Parkoff to Automax USA, Inc., dated August 1, 1999
      6.8   1997 Stock Option Plan

                                   SIGNATURES


In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on behalf by the undersigned, thereunto duly authorized.

KENWICK INDUSTRIES, INC.
(Registrant)

Date: November 16, 1999

By:


/s/ Kenneth S. Wulwick
---------------------------
Kenneth S. Wulwick               Chief Executive Officer, President and Director


/s/ Sheldon Glickman
---------------------------
Sheldon Glickman                 Senior Vice President, Sales and Marketing and
                                 Director



/s/ Margaret Nabridge
---------------------------
Margaret Nabridge                Senior Vice President, Planning, Secretary and
                                 Director


                                       26